

04013554

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 7010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __October 1, 2003__ AND ENDING __September 30, 2004__
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Gordon Securities, Limited

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Kapiolani Boulevard, Suite 1010
                              (No. and Street)

Honolulu, Hawaii 96814
   (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
      Kenneth N. Ono   (808) 792-2004
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shimotsu & Fo
                    (Name – if individual, state last, first, middle name)

1109 Bethel Street, Suite 308, Honolulu, Hawaii 96813-2217
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Kenneth N. Ono_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Charles Gordon Securities, Limited_____ , as of _____September 30_____ , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Kenneth N. Ono
Signature

President
Title   ๑S

J. Mandapat
Notary Public J. MANDAPAT
My Commission Expires: 11/29/07

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES GORDON SECURITIES, LIMITED

FINANCIAL STATEMENTS

Years Ended September 30, 2004 and 2003



SHIMOTSU & FO

Certified Public Accountants


SHIMOTSU & FO
Certified Public Accountants

1109 Bethel Street, Suite 308
Honolulu, Hawaii 96813-2217
Telephone (808) 536-1946
Fax (808) 536-1949

Partners
Randy T. Shimotsu
Richard Fo

To the Board of Directors
Charles Gordon Securities, Limited

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Charles Gordon Securities, Limited (a wholly-owned subsidiary of Organized Capital Development Corporation) as of September 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Management believes that the Company meets the exception requirements of Securities and Exchange Commission (SEC) Rule 15c3-3 and, therefore, considers this rule to be inapplicable for the years ended September 30, 2004 and 2003. The Company does not incur liabilities subordinated to claims of general creditors and, accordingly, has excluded a statement of changes in such liabilities for the years ended September 30, 2004 and 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Gordon Securities, Limited as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC Rule 15c3-1 (Schedule 1) and reconciliation of computation of net capital (Schedule 2) as of September 30, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SHIMOTSU & FO

Honolulu, Hawaii
    November 16, 2004

CHARLES GORDON SECURITIES, LIMITED
Balance Sheets
September 30, 2004 and 2003

ASSETS	2004	2003
Current Assets:		
Cash	$ 87,382	$ 66,428
Commissions and other receivables	3,889	2,397
Deposit	3,148	--
Prepaid expenses	--	12,900
Total current assets	$ 94,419	$ 81,725
Other Asset:		
Deposit	$ --	$ 3,508
	$ 94,419	$ 85,233

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Current Liabilities:		
Accounts payable	$ 4,500	$ --
Commissions payable	668	--
Accrued taxes payable - other than income	107	63
Payable to parent company	--	187
Total current liabilities	$ 5,275	$ 250
Stockholder's Equity:		
Common stock - no par value, authorized, issued, and outstanding 1,000 shares	$ 1,000	$ 1,000
Retained earnings	88,144	83,983
	$ 89,144	$ 84,983
	$ 94,419	$ 85,233

See accompanying notes.

CHARLES GORDON SECURITIES, LIMITED
Statements of Income
Years Ended September 30, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 62,099	$ 50,615
Interest	99	223
	$ 62,198	$ 50,838
Operating Expenses:		
Insurance	$ 16,690	$ 13,018
Commissions	13,368	10,331
Management fees	10,000	14,500
Professional fees	10,000	4,500
Office	2,869	2,077
Taxes - other than income	2,506	2,037
Subscriptions and technical services	1,689	1,365
Licenses	915	943
	$ 58,037	$ 48,771
Income Before Provision for Income Taxes	$ 4,161	$ 2,067
Less Provision for Income Taxes	--	187
Net Income	$ 4,161	$ 1,880
Earnings Per Share of Common Stock	$ 4.16	$ 1.88

See accompanying notes.

CHARLES GORDON SECURITIES, LIMITED
Statements of Changes in Stockholder's Equity
Years Ended September 30, 2004 and 2003

	2004	2003
Common Stock at Beginning and End of Year	$ 1,000	$ 1,000
Retained Earnings at Beginning of Year	$ 83,983	$ 82,103
Net Income	4,161	1,880
Retained Earnings at End of Year	$ 88,144	$ 83,983
Stockholder's Equity at End of Year	$ 89,144	$ 84,983

See accompanying notes.

CHARLES GORDON SECURITIES, LIMITED
Statements of Cash Flows
Years Ended September 30, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:		
Net income	$ 4,161	$ 1,880
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Decrease (increase) in:		
Commissions receivable	(1,492)	(24)
Prepaid expenses	12,900	(403)
Deposits	360	360
Increase (decrease) in:		
Accounts payable	4,500	--
Accrued commissions payable	668	--
Accrued taxes payable - other than income	44	46
Income taxes payable	(187)	(1,549)
Net cash provided by operating activities	$ 20,954	$ 310
Cash at Beginning of Year	66,428	66,118
Cash at End of Year	$ 87,382	$ 66,428

Supplemental disclosure of cash flow information:

The Company paid income taxes of $187 and $1,736 during the years ended September 30, 2004 and 2003.

See accompanying notes.

Note 1. Summary of Significant Accounting Policies

     Organization - Charles Gordon Securities, Limited was incorporated under the laws of the State of Hawaii on October 28, 1958, to engage in and carry on business as a securities dealer and broker.

     Organized Capital Development Corporation (a Hawaii corporation engaged in the insurance agency business) acquired all of the common stock of Charles Gordon Securities, Limited in 1966 and, in addition, owns 87% of another subsidiary. The other subsidiary, Family Capital Control Corporation (also a Hawaii corporation), engages in the business of insurance counseling and financing.

     Commissions Receivable - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

     Prepaid Expenses - Prepaid expenses consist of insurance premiums which are amortized on a straight-line basis over the terms of the policies and unexpired subscriptions.

     Income Taxes - The accounts of the Company are consolidated with the accounts of its parent company and its other subsidiary for federal and state income tax reporting purposes. The allocation of current income taxes is determined by the ratio that each company's separate taxable income bears to the total consolidated taxable income. Deferred income taxes are computed if there are any differences in the Company's basis of assets or liabilities for financial and income tax reporting.

     Earnings Per Share - Earnings per share of common stock is based on the weighted average number of common shares outstanding each year.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2. Payable to Parent Company

     Amounts payable to parent company as of September 30, 2004 and 2003, were for the following:

	2004	2003
Estimated share of income taxes (see Note 1)	$ --	$ 187

     Management fees are paid to the parent company for services provided by the parent company's employees and office space. The fees, which are determined periodically by the parent company, totaled $10,000 and $14,500 for 2004 and 2003, respectively.

Note 3. Provision for Income Taxes

The consolidated tax expense (refund) for the years ended September 30, 2004 and 2003, were $(1,207) and $724, respectively. The Company's provision for income taxes for September 30, 2004, differs from what would result from applying statutory tax rates to pretax income due to offsetting losses from the consolidated group.

Note 4. Subsequent Event

The Company has been dissolved as of September 30, 2004, and management is in the process of winding down the business. The net assets shall be distributed to the Company's parent, Organized Capital Development Corporation, by December, 2004.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Charles Gordon Securities, Limited   as of September 30, 2004

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition.............................. $ 89,144 | 3480
2. Deduct ownership equity not allowable for Net Capital .... 19( ) | 3490
3. Total ownership equity qualified for Net Capital .... 89,144 | 3500
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................ | 3520
   B. Other (deductions) or allowable credits (List)................................... | 3525
5. Total capital and allowable subordinated liabilities................................. $ 89,144 | 3530
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 3,148 | 3540
   B. Secured demand note deficiency.................................... | 3590
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges...................................... | 3600
   D. Other deductions and/or charges................................ | 3610   (3,148) | 3620
7. Other additions and/or allowable credits (List)...................................... | 3630
8. Net capital before haircuts on securities positions .... 20 $ 85,996 | 3640
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments .... $ | 3660
   B. Subordinated securities borrowings............................. | 3670
   C. Trading and investment securities:
      1. Exempted securities.............................. 18 | 3735
      2. Debt securities .... | 3733
      3. Options .... | 3730
      4. Other securities .... | 3734
   D. Undue Concentration .... | 3650
   E. Other (List)... | 3736   ( ) | 3740
10. Net Capital .... $ 85,996 | 3750

OMIT PENNIES

Reconciliation of Computation of Net Capital on Initially Filed Form X-17A-5 Part IIA
to the Accompanying Computation of Net Capital (Schedule 1)
Year Ended September 30, 2004

Net Capital per Initially Filed Form X-17A-5 Part IIA		$ 87,327
Audit adjustments affecting net income and net capital:		
Accrue additional commission and interest income	$ 3,782	
Accrue additional insurance expense	(16,571)	
Accrue additional commission expense	(668)	
Accrue additional professional fees	(4,500)	
Accrue additional general excise tax	(59)	
Accrue additional subscription expense	(995)	
Add overstatement of nonallowable assets as originally reported	17,680	(1,331)
Net Capital per Schedule 1		$ 85,996



SHIMOTSU & FO

Certified Public Accountants

1109 Bethel Street, Suite 308
Honolulu, Hawaii 96813-2217
Telephone (808) 536-1946
Fax (808) 536-1949

Partners
Randy T. Shimotsu
Richard Fo

Board of Directors
Charles Gordon Securities, Limited

In planning and performing our audit of the financial statements and supplemental schedules of Charles Gordon Securities, Limited (a wholly-owned subsidiary of Organized Capital Development Corporation) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Honolulu, Hawaii
November 16, 2004

SHIMOTSU & FO